

May 21, 2012

<u>Via E-Mail</u>
Mr. Cheung Ming, Chief Executive Officer
Studio II Brands, Inc.
16F/Honest Motors Building
9-11 Leighton Road
Causeway Bay, Hong Kong

> **Re: Studio II Brands, Inc.**
> **Form 8-K**
> **Filed February 10, 2011**
> **Form 10-K for Fiscal Year Ended**
> **March 31, 2011**
> **Filed August 9, 2011**
> **File No. 000-50000**

Dear Mr. Ming:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

> Sincerely,
>
> /s/ David Link for
>
> John Reynolds
> Assistant Director